UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated as of May 30, 2002

NETIA HOLDINGS S.A.

(Translation of registrant's name into English)

UL. POLECZKI 13
02-822 WARSAW, POLAND

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes ☐ No ☑

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EXPLANATORY NOTE

Attached are the following items:

1. Press Release, dated May 28, 2002;
2. Press Release, dated May 29, 2002.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

netia

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
+48-22-330-2061
Jolanta Ciesielska (Media)
+48-22-330-2407
Netia
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

NETIA HOLDINGS S.A. CONVENES ORDINARY SHAREHOLDERS' MEETING

WARSAW, Poland – May 28, 2002 – Netia Holdings S.A. (Nasdaq: NTIAQ, WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, announced today that it will hold an Ordinary Shareholders' Meeting in Warsaw on June 18, 2002, to approve the Management Board's report and financial statements for the 2001 financial year, appoint an expert auditor to examine the financial statements for the 2002 financial year, approve the remuneration granted in 2001 and later to members of the Supervisory Board and re-adopt certain shareholders' resolutions from the March 12, 2002 Extraordinary General Shareholders' Meeting.

Netia is proposing to re-adopt the resolutions regarding the issuance of series "H" shares, previously adopted by the Extraordinary General Shareholders' Meeting on March 12, 2002 in connection with the Company's ongoing restructuring. Pursuant to Polish law, a resolution increasing the Company's share capital may not be filed with the registry court later than six months after its adoption. The re-adoption therefore extends the time during which the share capital increase can be registered. Arrangement proceedings in connection with Netia's restructuring were opened in Poland on May 15, 2002.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, it Current Report on Form 6-K filed with the Commission on April 3, 2002, it Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, and its Current Report on Form 6-K filed with the Commission on May 24, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

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netia

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
Jolanta Ciesielska (Media)
Netia
+48-22-330-2061
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

NETIA INTRODUCES NEW TARIFF PLANS

WARSAW, Poland – May 29, 2002 – Netia Holdings S.A. (Nasdaq: NTIAQ, WSE: NET), Poland's largest alternative fixed-line telecommunications services provider, today announced its new tariff packages for indirect domestic long distance (Netia's prefix 1055) and ISDN services effective as of June 1, 2002, to supplement its current tariff offerings.

With the introduction of Netia 1055 "*Active*" and ISDN "*Effective*" tariff plans, Netia will not only broaden the scope of choices for its customers, especially those customers from the business segment, but will also offer easy-to-understand tariff plans billed on a per-second basis.

Clients using Netia's indirect domestic long distance services will be given a choice between the existing "*Economic*" plan, billed on a per-minute basis, and the new "*Active*" plan which will include:

- Unified calling charge of PLN 0.31 per minute (net of VAT), billed on a per-second basis;
- Call connection fee of PLN 0.10 (net of VAT); and
- Minimum monthly fee of PLN 60 (net of VAT).

Clients using ISDN lines will be offered a choice of three tariff plans. In addition to the existing "*Versatile*" plan for ISDN Duo and "*Professional*" plan for ISDN Multi, Netia will introduce an "*Effective*" package for ISDN Multi, with the following fractions of traffic billed on a per-second basis:

- Local call charge of PLN 0.10 per minute (net of VAT);
- Unified long-distance call charge of PLN 0.31 per minute (net of VAT);
- Unified fixed-to-mobile call charge of PLN 1.20 per minute (net of VAT);
- International call charge of PLN 1.42, 1.60, 3.20 and 5.70 per minute (net of VAT), depending on the country zone; and

- International voice-over-IP call charge of PLN 1.15, 2.25 and 4.05 per minute (net of VAT), depending on the country zone.

The call connection fee in the *"Effective"* package is PLN 0.10 (net of VAT). All other charges are consistent with the *"Professional"* tariff plan.

Further details of the tariff plans are available on request from Netia.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, it Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, and its Current Report on Form 6-K filed with the Commission on May 24, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2002

NETIA HOLDINGS S.A.

By: ____________________
Name: Kjell-Ove Blom
Title: acting President

By: ____________________
Name: Avraham Hochman
Title: VP Finance